SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                    SUPERMARKETS GENERAL HOLDINGS CORPORATION
                            (Name of Subject Company)


                      KONINKLIJKE AHOLD N.V. (ROYAL AHOLD)
                                  CROESUS, INC.
                               AHOLD U.S.A., INC.
                             AHOLD ACQUISITION, INC.
                                    (Bidders)


       $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                           par value $0.01 per share
                         (Title of Class of Securities)

                                    86844620
                      (CUSIP Number of Class of Securities)



                              MR. TON VAN TIELRADEN
                             KONINKLIJKE AHOLD N.V.
                                ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                               011-31-75-659-5671

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:



                               JOHN M. REISS, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                            (a)
                                                                            (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Croesus, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)
                                                                          (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES

-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold Acquisition, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)
                                                                          (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

     This Amendment No. 5 amends and supplements the Schedule 14D-1 filed on March 15, 1999, as amended, relating to the offer by Ahold Acquisition, Inc., a Delaware corporation (the "Purchaser"), a direct wholly-owned subsidiary of Ahold U.S.A., Inc., a Delaware corporation ("Ahold U.S.A."), an indirect wholly-owned subsidiary of Croesus, Inc., a Delaware corporation ("Croesus") and an indirect wholly-owned subsidiary of Koninklijke Ahold N.V. (also referred to as Royal Ahold), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Parent"), to purchase for cash all of the issued and outstanding shares of the $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

ITEM 10.  ADDITIONAL INFORMATION.

     Paragraph (f) of Item 10 is hereby amended and supplemented by adding thereto the following:

          The "Introduction," Section 1--"Terms of the Offer," Section 11--"Purpose of the Offer; Plans for the Company; Certain Agreements" and
     Section 14--"Conditions of the Offer" of the Offer to Purchase are hereby amended to add at the end thereof the following:

          "On September 9, 1999, SMG-II Holdings Corporation ("SMG-II") gave notice to its stockholders that as of September 4, 1999, the Agreement and Plan of Merger, dated as of March 9, 1999 (the "SMG-II Merger Agreement"), by and among Parent, the Purchaser and SMG-II, and the transactions contemplated thereby, including the acquisition of all of the issued and outstanding shares of the capital stock of SMG-II by Parent through the merger of the Purchaser with and into SMG-II (the "SMG-II Merger"), was approved and adopted by the consent of the holders of (i) 685,776 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of SMG-II, (ii) 320,000 shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of SMG-II, (iii) 236,731 shares of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of SMG-II, (iv) 180,769 shares of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), of SMG-II, and (v) 33,020 shares of Series C Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock" and, together with the Class A Common
     Stock, the Class B Common Stock, the Series A Preferred Stock and the Series B Preferred Stock, collectively, the "SMG-II Stock") representing in the aggregate approximately 95.8% of the issued and outstanding shares of SMG-II Stock on August 24 1999, the record date for determining holders of record of SMG-II Stock entitled to consent to such action. The approval and adoption of the SMG-II Merger Agreement required the affirmative consent of the stockholders of SMG-II holding 66 2/3% of the shares of SMG-II Stock outstanding on August 24, 1999.

          "Therefore, two conditions of the Offer have been satisfied: (1) that the SMG II Merger Agreement and the SMG-II Merger be approved by holders of 66 2/3% of the SMG-II Stock and (2) that holders of shares of SMG-II Stock representing in the aggregate not more than 5% of the amount that would be payable by Parent or the Purchaser pursuant to Section 2.5 of the SMG-II Merger Agreement if there would be no dissenting stockholders shall (i) have perfected their appraisal rights under Section 262 of the Delaware General Corporation Law or (ii) be entitled after the Closing (as defined in the SMG-II Merger Agreement) to so perfect their appraisal rights. The Offer remains conditioned on the Minimum Condition, the expiration or termination of any applicable waiting period under antitrust laws, and certain other terms and conditions described in Section 14--"Conditions of the Offer"."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 1999          KONINKLIJKE AHOLD N.V.
                                   By: /S/ R. G. TOBIN
                                        Name: R.G. Tobin
                                        Title: Executive Vice President

                                   CROESUS, INC.
                                   By: /S/ R. G. TOBIN
                                        Name: R.G. Tobin
                                        Title: President and Chief Executive
                                               Officer

                                   AHOLD U.S.A., INC.
                                   By: /S/ R. G. TOBIN
                                        Name: R. G. Tobin
                                        Title: President and Chief Executive
                                               Officer

                                   AHOLD ACQUISITION, INC.
                                   By: /S/ R. G. TOBIN
                                        Name: R. G. Tobin
                                        Title: President